SACO I Trust Series 2005-GP1
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A-1	0	0	268,323,000.00
A-2	0	0	5,000,000.00
B-1	0	0	2,595,000.00
M-1	0	0	57,778,000.00
M-2	0	0	3,632,000.00